Filed by Albemarle Corporation
(Commission File No.: 1-12658)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.
(Commission File No: 1-32609)

Rockwood Employee Video Script

Important Information for Stockholders and Investors

Nothing in this video presentation shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Albemarle or Rockwood or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“SEC”), and Albemarle will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.

Participants in Solicitation

Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Some of the information presented in the discussion that follows may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements with respect to the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our expectations with respect to future growth and earnings, and all other information relating to matters that are not historical facts. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approvals, the ability to finance the transaction, the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies, and the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Hello everyone. My name is Luke Kissam, and I am the President and CEO of Albemarle Corporation. I want to take this opportunity to introduce myself and our company to you. I also want to tell you why the combination of Albemarle and Rockwood is so exciting and talk a little about how we will work together to build a larger, stronger and more sustainable company.

I want to start the same way we start every meeting at Albemarle – by talking about safety and environmental stewardship. There is nothing more important at Albemarle than making sure that every day every employee returns home safely to our loved ones and making sure we have a positive impact in the communities where we operate. One of the first things I noticed about the Chemetall and Rockwood Lithium businesses is that we share these core values. Going forward, we will work together to set goals that challenge us to do even better – to meet higher standards and have a positive impact on all of our stakeholders.

Albemarle is a leading global developer, manufacturer and marketer of specialty chemicals. Today, we operate two businesses, Catalyst Solutions and

Performance Chemicals, which are both leaders in their respective markets. In our catalysts business, we sell customized solutions to customers – much like you do in your Chemetall Surface Treatment business. Our catalysts are central to the production of thousands of end products in the refining and petrochemical markets. The centerpiece of our Performance Chemicals business is bromine. In that business, we have strategically located assets that provide access to the world’s lowest cost production of bromine –similar to the access Rockwood Lithium has to lithium reserves. Like Rockwood Lithium, we derivatize the bromine into higher value performance products for use in fire safety, oilfield drilling, pharmaceutical manufacturing, high-tech cleaning, water treatment and food safety.

Rockwood is a company we have long admired. As we have learned more about your organization, we have developed an even deeper appreciation for the strength of your culture and the depth of your expertise. In addition to our shared commitment to the communities where we operate, we also share a strong commitment to employees, a focus on innovation, superior customer service, and high standards for performance and execution.

From a strategic standpoint, there is no question that Albemarle and Rockwood are a great fit. The combination of these two companies is all about growth – we will create one of the world’s largest specialty chemical companies with leading positions across our four high-margin growth businesses – lithium, catalysts, bromine, and surface treatment. Together, we will leverage complementary assets, shared knowledge and expertise, and unmatched innovation to meet our customers’ toughest challenges and deliver valuable solutions the right way. We expect that employees from both companies will benefit from increased opportunities as part of a larger, stronger organization with increased global scale.

Bringing our companies together will lead to many great things, but completing the combination is likely to take until the end of the first quarter of 2015 by which time we expect to receive all necessary regulatory approvals. Until that time, Albemarle and Rockwood will continue to operate as separate companies. It’s “business as usual” — we all have to remain focused on safety and on doing what we do best: continuing to fulfill our commitments to customers as they have come to expect from both of our organizations.

In the meantime, I am looking forward to meeting you and getting to know your organization even better. I am sure you have questions about what the future holds, and we will do our best to communicate openly with you as we work through the integration process and join forces as one company. To begin that process and ensure that we are prepared to operate as one company upon closing, we are immediately establishing an integration team made up of dedicated employees from both companies with a goal of bringing the best both of us have to offer to the future. In the coming weeks and months, we will share more information regarding the progress that team is making.

I want to thank you for your time and reiterate how excited we are about this combination and the many opportunities ahead of us.

Until we talk again, Be Safe.